APACHE CORPORATION
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
713-296-6000
October 5, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	Brad Skinner,
Senior Assistant Chief Accountant

Re:	Apache Corporation
Form 8-K Dated August 4, 2016
Filed August 4, 2016
File No. 001-04300
Ladies and Gentlemen:
Set forth below are the responses of Apache Corporation, a Delaware corporation ("we" or the "Company"), to the comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter September 22, 2016, with respect to the Company's earnings release on Form 8-K for the quarter ended June 30, 2016, File No. 001-04300 (the “Form 8-K”), filed with the Commission on August 4, 2016.
For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Form 8-K Filed August 4, 2016
Exhibit 99.1
Reconciliation of Income Attributable to Common Stock to Adjusted Earnings under Successful Efforts, page 14
Reconciliation of Income Attributable to Common Stock to Adjusted Earnings under Full Cost Accounting, page 15

1.
We note that the adjustments to arrive at adjusted earnings are presented “net of tax.” Please present the income tax effects of your non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:
The Company acknowledges the Staff's comment on the updated Compliance and Disclosure Interpretations issued on May 17, 2016, in particular C&DI 102.11. In future documents filed or furnished with the Commission, the Company will present adjustments to arrive at non-GAAP measures on a before tax basis and will include separate adjustments and explanations for the associated income tax effects.

2.
In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures are useful to investors. Please provide us with your proposed changes in your response letter.

Response:

The Company acknowledges the Staff’s comment and proposes to revise its disclosures in future filings to provide more substantive and concise discussion of how Company management believes the referenced reconciliation of income attributable to common stock to adjusted earnings is useful to investors. In response to the Staff’s comment, the Company will include the following language in its third quarter 2016 earnings release.

Reconciliation of Income Attributable to Common Stock to Adjusted Earnings
Our presentation of adjusted earnings and adjusted earnings per share are non-GAAP measures because they exclude the effect of certain items included in Income Attributable to Common Stock. Management believes that adjusted earnings and adjusted earnings per share provides relevant and useful information, which is widely used by analysts, investors and competitors in our industry as well as by our management in assessing the Company’s operational trends and comparability of results to our peers.

Management uses adjusted earnings and adjusted earnings per share to evaluate our operating and financial performance because it eliminates the impact of certain items that management does not consider to be representative of the Company’s on-going business operations. As a performance measure, adjusted earnings may be useful to investors in facilitating comparisons to others in the Company’s industry because certain items can vary substantially in the oil and gas industry from company to company depending upon accounting methods, book value of assets, capital structure and asset sales and other divestitures, among other factors. Management believes excluding these items facilitates investors and analysts in evaluating and comparing the underlying operating and financial performance of our business from period to period by eliminating differences caused by the existence and timing of certain expense and income items that would not otherwise be apparent on a GAAP basis. However, our presentation of adjusted earnings and adjusted earnings per share may not be comparable to similar measures of other companies in our industry.

In addition to the foregoing, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned at (713) 296-6800.

Sincerely,
APACHE CORPORATION

By: /s/ REBECCA A. HOYT
Rebecca A. Hoyt
Senior Vice President, Chief Accounting Officer
and Controller

cc:    John Clutterbuck (By Email)
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
JohnClutterbuck@andrewskurth.com